EXHIBIT 99

Hurricane Hydrocarbons Ltd. — Central Asian Proposes to Reduce Ownership in Hurricane Through a Public Offering
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HURRICANE HYDROCARBONS LTD.
Quotes and Charts HHL. (TSX) HHL (NYSE)

Attention Business Editors:
Hurricane Hydrocarbons Ltd. — Central Asian Proposes to Reduce Ownership in
Hurricane Through a Public Offering

     CALGARY, Nov. 29 /CNW/ — Hurricane Hydrocarbons Ltd. (“Hurricane”) announces that it it has filed a preliminary prospectus with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission for a secondary public offering of its common shares. The selling shareholder is Central Asian Industrial Holdings N.V. (“CAIH”). Hurricane will not receive any proceeds from the offering.

     The co-lead underwriters of the offering are CIBC World Markets Inc. and BMO Nesbitt Burns Inc.

     CAIH proposes to sell approximately 8,000,000 common shares in an offering, subject to an over-allotment option to sell an additional 800,000 common shares. Following completion of the offering, CAIH ownership would be reduced to approximately 19% — 20% from the current 30%, depending upon the extent to which the over-allotment option is exercised. The price at which the shares will be sold will be determined after the filing of a final prospectus with Canadian and U.S. securities regulatory authorities. The offering is expected to close on or about December 18, 2002.

     A registration statement relating to these securities has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described above, nor shall there be any sale of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

     A copy of the preliminary prospectus relating to the offering can be obtained from the company at Suite No. 1460, Sun Life Plaza North Tower, 140 — 4th Avenue S.W., Calgary, Alberta, T2P 3N3, Attention Mr. Ihor P. Wasylkiw.

     Hurricane is a Canadian corporation engaged in the exploration and production, refining and marketing of crude oil and refined products in the Republic of Kazakhstan.

     Hurricane’s shares trade in the United States on the New York Stock Exchange under the symbol HHL. They also trade on the Toronto Stock Exchange under the symbol HHL and on the Frankfurt exchange under the symbol HHCA. Hurricane’s 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange.

     The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information:
Bernard F. Isautier, President and CEO, +44 (1753) 410-020;
Ihor P. Wasylkiw, Vice President Investor Relations, +1 (403) 221-8658
HURRICANE HYDROCARBONS LTD. has 72 releases in this database.

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